# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bark, Inc., CIK 0001819574
CUSIP: 68622E104
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271
Date of event which requires filing of this statement: 01/02/2026
Filed by CIK 0002104141
Persons authorized to receive notices and communications: William D. Porteous, Great Dane Ventures, LLC, 130 E. 59th Street, 17th Floor, New York, New York (NY), 10022, (212) 418-5100; Benjamin M. Goodchild, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000; Christodoulos Kaoutzanis, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Great Dane Ventures, LLC (CIK 0002104141): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 59,622,191; sole dispositive power 0; shared dispositive power 59,622,191; aggregate amount beneficially owned 59,622,191 (34.8% of the class)
  Comment: The calculation of the foregoing percentage and the percentages on the following cover pages is based on 171,546,997 shares of common stock (the "Common Stock") of Bark, Inc. (the "Issuer") outstanding as of September 30, 2025 (as represented in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025). See Item 2(a) of this Schedule 13D for a list of the equity owners of Great Dane Ventures, LLC.
- Matt Meeker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,047,976; shared voting power 0; sole dispositive power 10,047,976; shared dispositive power 0; aggregate amount beneficially owned 10,047,976 (5.9% of the class)
  Comment: The number of shares of Common Stock beneficially owned by Matt Meeker includes 2,564,719 shares of Common Stock subject to stock options that are exercisable within 60 days of January 9, 2026.
- RRE Leaders Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,955,108; sole dispositive power 0; shared dispositive power 3,955,108; aggregate amount beneficially owned 3,955,108 (2.3% of the class)
- RRE Leaders GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,955,108; sole dispositive power 0; shared dispositive power 3,955,108; aggregate amount beneficially owned 3,955,108 (2.3% of the class)
  Comment: Comprises shares held by RRE Leaders Fund, L.P., the General Partner of which is RRE Leaders GP, LLC.
- RRE Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,649,652; sole dispositive power 0; shared dispositive power 18,649,652; aggregate amount beneficially owned 18,649,652 (10.9% of the class)
- RRE Ventures GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,649,652; sole dispositive power 0; shared dispositive power 18,649,652; aggregate amount beneficially owned 18,649,652 (10.9% of the class)
  Comment: Comprises shares held by RRE Ventures V, L.P., the General Partner of which is RRE Ventures GP V, LLC.
- James D. Robinson IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,604,760; sole dispositive power 0; shared dispositive power 22,604,760; aggregate amount beneficially owned 22,604,760 (13.2% of the class)
  Comment: Comprises shares beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, a General Partner of each of which is James D. Robinson IV. Notwithstanding his dispositive and voting control over such shares, James D. Robinson IV disclaims beneficial ownership of the shares of Common Stock beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, except to the extent of his pecuniary interest therein.
- Stuart J. Ellman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,604,760; sole dispositive power 0; shared dispositive power 22,604,760; aggregate amount beneficially owned 22,604,760 (13.2% of the class)
  Comment: Comprises shares beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, a General Partner of each of which is Stuart J. Ellman. Notwithstanding his dispositive and voting control over such shares, Stuart J. Ellman disclaims beneficial ownership of the shares of Common Stock beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, except to the extent of his pecuniary interest therein.
- William D. Porteous: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,604,760; sole dispositive power 0; shared dispositive power 22,604,760; aggregate amount beneficially owned 22,604,760 (13.2% of the class)
  Comment: Comprises shares beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, a General Partner and the Chief Operating Officer of each of which is William D. Porteous. Notwithstanding his dispositive and voting control over such shares, William D. Porteous disclaims beneficial ownership of the shares of Common Stock beneficially owned by RRE Leaders GP, LLC and RRE Ventures GP V, LLC, except to the extent of his pecuniary interest therein.
- Resolute I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,059,499; sole dispositive power 0; shared dispositive power 5,059,499; aggregate amount beneficially owned 5,059,499 (2.9% of the class)
- Resolute GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,672,694; sole dispositive power 0; shared dispositive power 5,672,694; aggregate amount beneficially owned 5,672,694 (3.3% of the class)
  Comment: Includes 5,059,499 shares held by Resolute I, L.P., the General Partner of which is Resolute GP I, LLC.
- Resolute BB SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,352,477; sole dispositive power 0; shared dispositive power 3,352,477; aggregate amount beneficially owned 3,352,477 (2% of the class)
- Resolute BB II SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 948,524; sole dispositive power 0; shared dispositive power 948,524; aggregate amount beneficially owned 948,524 (0.6% of the class)
- Resolute GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,301,001; sole dispositive power 0; shared dispositive power 4,301,001; aggregate amount beneficially owned 4,301,001 (2.5% of the class)
  Comment: Comprises shares held by Resolute BB SPV, LLC and Resolute BB II SPV, LLC, the Manager of each of which is Resolute GP II, LLC.
- Michael Hirshland: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,973,695; sole dispositive power 0; shared dispositive power 9,973,695; aggregate amount beneficially owned 9,973,695 (5.8% of the class)
  Comment: Comprises shares beneficially owned by Resolute GP I, LLC, the Managing Director of which is Michael Hirshland, and by Resolute GP II, LLC, a Manager of which is Michael Hirshland. Notwithstanding his dispositive and voting control over such shares, Michael Hirshland disclaims beneficial ownership of the shares of Common Stock beneficially owned by Resolute GP I, LLC and Resolute GP II, LLC, except to the extent of his pecuniary interest therein.
- Raanan Bar-Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,301,001; sole dispositive power 0; shared dispositive power 4,301,001; aggregate amount beneficially owned 4,301,001 (2.5% of the class)
  Comment: Comprises shares beneficially owned by Resolute GP II, LLC, a Manager of which is Raanan Bar-Cohen. Notwithstanding his dispositive and voting control over such shares, Raanan Bar-Cohen disclaims beneficial ownership of the shares of Common Stock beneficially owned by Resolute GP II, LLC, except to the extent of his pecuniary interest therein.
- Founders Circle Capital II Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 707,649; sole dispositive power 0; shared dispositive power 707,649; aggregate amount beneficially owned 707,649 (0.4% of the class)
- Founders Circle Management II Opportunities, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 707,649; sole dispositive power 0; shared dispositive power 707,649; aggregate amount beneficially owned 707,649 (0.4% of the class)
  Comment: Comprises shares held by Founders Circle Capital II Opportunities Fund, L.P, the General Partner of which is Founders Circle Management II Opportunities, LLC.
- Founders Circle Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,879,303; sole dispositive power 0; shared dispositive power 6,879,303; aggregate amount beneficially owned 6,879,303 (4% of the class)
- Founders Circle Capital II Affiliates Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 354,970; sole dispositive power 0; shared dispositive power 354,970; aggregate amount beneficially owned 354,970 (0.2% of the class)
- Founders Circle Management II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,234,273; sole dispositive power 0; shared dispositive power 7,234,273; aggregate amount beneficially owned 7,234,273 (4.2% of the class)
  Comment: Comprises shares held by Founders Circle Capital II, L.P. and Founders Circle Capital II Affiliates Fund, L.P., the General Partner of each of which is Founders Circle Management II, LLC.
- Michael Jung: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,941,922; sole dispositive power 0; shared dispositive power 7,941,922; aggregate amount beneficially owned 7,941,922 (4.6% of the class)
  Comment: Comprises shares beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, a Managing Member of each of which is Michael Jung. Notwithstanding his dispositive and voting control over such shares, Michael Jung disclaims beneficial ownership of the shares of Common Stock beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, except to the extent of his pecuniary interest therein.
- Ken Loveless: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,941,922; sole dispositive power 0; shared dispositive power 7,941,922; aggregate amount beneficially owned 7,941,922 (4.6% of the class)
  Comment: Comprises shares beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, a Managing Member of each of which is Ken Loveless. Notwithstanding his dispositive and voting control over such shares, Ken Loveless disclaims beneficial ownership of the shares of Common Stock beneficially owned by Founders Circle Management II, LLC and Founders Circle Management II Opportunities, LLC, except to the extent of his pecuniary interest therein.
- Ironbound Partners Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,917,475; sole dispositive power 0; shared dispositive power 8,917,475; aggregate amount beneficially owned 8,917,475 (5.2% of the class)
  Comment: Represents (i) 4,359,475 shares held by Ironbound Partners Fund, LLC and (ii) 4,558,000 shares issuable upon exercise of warrants held by Ironbound Partners Fund, LLC that may be exercised within 60 days of January 9, 2026.
- Jonathan J. Ledecky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 136,363; shared voting power 8,917,475; sole dispositive power 136,363; shared dispositive power 8,917,475; aggregate amount beneficially owned 9,053,838 (5.3% of the class)
  Comment: Represents (i) 136,363 shares held by Jonathan J. Ledecky in his individual capacity, (ii) 4,359,475 shares held by Ironbound Partners Fund, LLC and (iii) 4,558,000 shares issuable upon exercise of warrants held by Ironbound Partners Fund, LLC that may be exercised within 60 days of January 9, 2026. Mr. Ledecky is the Managing Member of Ironbound Partners Fund, LLC. Notwithstanding his dispositive and voting control over such shares, Mr. Ledecky disclaims beneficial ownership of the shares of Common Stock held by Ironbound Partners Fund, LLC and the shares issuable upon exercise of warrants held by Ironbound Partners Fund, LLC, in each case, except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Bark, Inc.
Address of issuer's principal executive offices: 120 Broadway, Floor 12, New York, New York (NY), 10271

## Item 2. Identity and Background
Name of person filing:
This statement is being jointly filed on behalf of:

(i) Great Dane Ventures, LLC, a Delaware limited liability company ("Great Dane");
(ii) Matt Meeker, an individual and citizen of the United States, who serves as the Chief Executive Officer and Executive Chairman of the board of directors of the Issuer;
(iii) RRE Leaders Fund, L.P., a Delaware limited partnership;
(iv) RRE Leaders GP, LLC, a Delaware limited liability company;
(v) RRE Ventures V, L.P., a Delaware limited partnership;
(vi) RRE Ventures GP V, LLC., a Delaware limited liability company;
(vii) James D. Robinson IV, an individual and citizen of the United States;
(viii) Stuart J. Ellman, an individual and citizen of the United States;
(ix) William D. Porteous, an individual and citizen of the United States;
(x) Resolute I, L.P., a Delaware limited partnership;
(xi) Resolute GP I, LLC, a Delaware limited liability company;
(xii) Resolute BB SPV, LLC, a Delaware limited liability company;
(xiii) Resolute BB II SPV, LLC, a Delaware limited liability company;
(xiv) Resolute GP II, LLC, a Delaware limited liability company;
(xv) Michael Hirshland, an individual and citizen of the United States;
(xvi) Raanan Bar-Cohen, an individual and citizen of the United States;
(xvii) Founders Circle Capital II Opportunities Fund, L.P., a Delaware limited partnership;
(xviii) Founders Circle Management II Opportunities, LLC, a Delaware limited liability company;
(xix) Founders Circle Capital II, L.P., a Delaware limited partnership;
(xx) Founders Circle Capital II Affiliates Fund, L.P., a Delaware limited partnership;
(xxi) Founders Circle Management II, LLC, a Delaware limited liability company;
(xxii) Michael Jung, an individual and citizen of the United States;
(xxiii) Ken Loveless, an individual and citizen of the United States;
(xxiv) Ironbound Partners Fund, LLC, a Delaware limited liability company; and
(xxv) Jonathan J. Ledecky, an individual and citizen of the United States.

The entities and persons set forth in the clauses above are collectively referred to as the "Reporting Persons". The entities and persons set forth in clauses (ii), (iii), (v), (x), (xii), (xiii), (xvii), (xix), (xx) and (xxiv) comprise the equity owners of Great Dane. Information in this Schedule 13D with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Residence or business address:
The principal business address of Great Dane is 130 E. 59th Street, 17th Floor, New York, NY 10022.

The principal business address of Matt Meeker is Bark, Inc., 120 Broadway, Floor 12, New York, NY 10271.

The principal business address of RRE Leaders Fund, L.P., RRE Leaders GP, LLC, RRE Ventures V, L.P., RRE Ventures GP V, LLC, James D. Robinson IV, Stuart J. Ellman and William D. Porteous is RRE Ventures, 130 E. 59th Street, 17th Floor, New York, NY 10022.

The principal business address of Resolute I, L.P., Resolute GP I, LLC, Resolute BB SPV, LLC, Resolute BB II SPV, LLC, Resolute GP II, LLC, Michael Hirshland and Raanan Bar-Cohen is 548 Market Street #26403, San Francisco, CA 94104.

The principal business address of Founders Circle Capital II Opportunities Fund, L.P., Founders Circle Management II Opportunities, LLC, Founders Circle Capital II, L.P., Founders Circle Capital II Affiliates Fund, L.P., Founders Circle Management II, LLC, Michael Jung and Ken Loveless is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008.

The principal business address of Ironbound Partners Fund, LLC and Jonathan J. Ledecky is 405 Lexington Avenue, 44th Floor, New York, NY 10174.
Present principal occupation or employment:
The present principal occupation or employment for Matt Meeker is Chief Executive Officer and Executive Chairman of the board of directors of the Issuer and the name and address of the organization in which such employment is conducted is Bark, Inc., 120 Broadway, Floor 12, New York, NY 10271. The Issuer's principal business is to design and develop proprietary products for dogs across two key categories: toys & accessories and consumables.

The present principal occupation or employment for James D. Robinson IV is a General Partner of RRE Ventures and the name and address of the organization in which such employment is conducted is RRE Ventures, 130 E. 59th Street, 17th Floor, New York, NY 10022. RRE Venture's principal business is as a venture capital firm.

The present principal occupation or employment for Stuart J. Ellman is a General Partner of RRE Ventures and the name and address of the organization in which such employment is conducted is RRE Ventures, 130 E. 59th Street, 17th Floor, New York, NY 10022. RRE Venture's principal business is as a venture capital firm.

The present principal occupation or employment for William D. Porteous is a General Partner and the Chief Operating Officer of RRE Ventures and the name and address of the organization in which such employment is conducted is RRE Ventures, 130 E. 59th Street, 17th Floor, New York, NY 10022. RRE Venture's principal business is as a venture capital firm.

The present principal occupation or employment for Michael Hirshland is the Managing Director of Resolute GP I, LLC and a Manager of Resolute GP II, LLC and the name and address of the organization in which such employment is conducted is 548 Market Street #26403, San Francisco, CA 94104. Each of Resolute GP I, LLC's and Resolute GP II, LLC's principal business is as a venture capital firm.

The present principal occupation or employment for Raanan Bar-Cohen is a Manager of Resolute GP II, LLC and the name and address of the organization in which such employment is conducted is 548 Market Street #26403, San Francisco, CA 94104. Resolute GP II, LLC's principal business is as a venture capital firm.

The present principal occupation or employment for Michael Jung is a Managing Member of Founders Circle Management II Opportunities, LLC and of Founders Circle Management II, LLC and the name and address of the organization in which such employment is conducted is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008. Each of Founders Circle Management II Opportunities, LLC's and Founders Circle Management II, LLC's principal business is as a venture capital firm.

The present principal occupation or employment for Ken Loveless is a Managing Member of Founders Circle Management II Opportunities, LLC and of Founders Circle Management II, LLC and the name and address of the organization in which such employment is conducted is Founders Circle Capital, 1999 S. Bascom Ave. #700, Campbell, CA 95008. Each of Founders Circle Management II Opportunities, LLC's and Founders Circle Management II, LLC's principal business is as a venture capital firm.

The present principal occupation or employment for Jonathan J. Ledecky is the Managing Member of Ironbound Partners Fund, LLC and Co-Owner of the National Hockey League's New York Islanders franchise and the name and address of the organization in which such employment is conducted is 405 Lexington Avenue, 44th Floor, New York, NY 10174. Ironbound Partners Fund, LLC's principal business is as an investment management fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See response to Row 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons other than Ironbound Partners Fund, LLC and Jonathan J. Ledecky acquired the shares of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D in connection with the merger of the Issuer, NSAC Merger Sub Corp. and Barkbox, Inc. that closed on June 1, 2021.

Ironbound Partners Fund, LLC and Mr. Ledecky acquired the shares of Common Stock of the Issuer reported as beneficially owned by them in this Schedule 13D in connection with the formation of the Issuer. Ironbound Partners Fund, LLC acquired its warrants at the closing of the Issuer's initial public offering in November 2020 and the closing of the underwriter's partial exercise of its over-allotment option.

Additionally, 2,564,719 shares of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D by Matt Meeker underlie stock options to purchase shares of the Issuer's Common Stock that are exercisable within 60 days of the filing of this Schedule 13D, which were granted to Matt Meeker in connection with his role as Chief Executive Officer and Executive Chairman of the board of directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 2, 2026, Great Dane delivered a non-binding letter (the "Proposal Letter") to the Issuer's board of directors proposing a transaction (the "Acquisition Transaction") in which Great Dane would acquire all of the outstanding shares of Common Stock of the Issuer, other than shares of Common Stock that are already owned collectively by the Reporting Persons (approximately 32% of the outstanding shares of the Issuer or approximately 34.8% if warrants owned by the Reporting Persons are exercised), for a purchase price of $0.90 in cash per share, and would assume the existing debt and cash balances of the Issuer. Great Dane has not proposed any specific structure for the Acquisition Transaction nor has Great Dane received any feedback from the Issuer.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, a copy of which is attached as Exhibit 1 hereto, and is incorporated herein by reference. The Proposal Letter is non-binding and does not obligate in any way Great Dane or the Issuer to negotiate or enter into definitive transaction documentation with respect to a transaction or otherwise complete the Acquisition Transaction, and a binding commitment with respect to the Acquisition Transaction will result only from the execution and delivery of definitive transaction documentation.

No assurances can be given regarding the terms and details of the Acquisition Transaction, that any further proposal made by the Reporting Persons regarding the Acquisition Transaction will be accepted by the board of directors of the Issuer and/or shareholders of the Issuer, that the terms of the Acquisition Transaction will not differ materially from the terms contemplated by the Proposal Letter, that Great Dane will be able to obtain the funds necessary to consummate the Acquisition Transaction, whether or when the Issuer may respond to the Proposal Letter, that definitive documentation relating to the Acquisition Transaction will be executed, or that the Acquisition Transaction will be consummated in accordance with that definitive documentation, if at all.

The Acquisition Transaction, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer, causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Neither this Schedule 13D nor the Proposal Letter is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission's web site, www.sec.gov.

Great Dane or any of the other Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the Acquisition Transaction; change the terms of the Acquisition Transaction contemplated by the Proposal Letter, including the price, conditions or scope of the Acquisition Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Acquisition Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change its intentions with respect to any such matters. Great Dane has discussed and explored, and expects to continue to discuss and explore, various potential alternatives with respect to its investment in the Issuer. The Proposal Letter could lead to one or more subsequent revised or different proposals or offers that could result in Great Dane acquiring all or substantially all of the outstanding shares of Common Stock of the Issuer not beneficially owned by Great Dane, which would result in the Issuer's shares of Common Stock being delisted from the New York Stock Exchange (a "Delisting"). Great Dane may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of Great Dane; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a Delisting; or other business combination transactions such as a merger, reorganization, or other material transaction.

Great Dane intends to engage in communications, discussions and negotiations with members of management of the Issuer, members of the Issuer's board of directors and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the Proposal Letter and various alternatives that may from time to time be under consideration by Great Dane. To facilitate its consideration of such matters, Great Dane has recently, and/or may in the future, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. Great Dane may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements. Great Dane will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The Reporting Persons may elect not to update or provide additional disclosures regarding the Proposal Letter until definitive transaction documentation has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Each Reporting Person intends to regularly review its respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions or other actions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Issuer's securities, other investment opportunities available to such Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as each may deem appropriate. Matt Meeker serves as the Chief Executive Officer and Executive Chairman of the board of directors of the Issuer. Therefore, Matt Meeker regularly engages in discussions with management of the Issuer, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) and the Comments of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Persons, which information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) and the Comments of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: As disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock in the 60 days prior to filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Great Dane has signed and delivered the Proposal Letter, filed as Exhibit 1 hereto. The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 2 hereto.

Except as set forth in this Item 6, the Proposal Letter filed as Exhibit 1 hereto, the joint filing agreement filed as Exhibit 2 hereto, Item 4 of this Schedule 13D and the Issuer's filings with the Securities and Exchange Commission, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Proposal Letter, dated as of January 2, 2026, by Great Dane.
Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Great Dane Ventures, LLC: /s/ Matt Meeker, Matt Meeker, Authorized Signatory (01/09/2026)
- Matt Meeker: /s/ Matt Meeker, Matt Meeker (01/09/2026)
- RRE Leaders Fund, L.P.: /s/ William D. Porteous, William D. Porteous, General Partner and COO (01/09/2026)
- RRE Leaders GP, LLC: /s/ William D. Porteous, William D. Porteous, General Partner and COO (01/09/2026)
- RRE Ventures V, L.P.: /s/ William D. Porteous, William D. Porteous, General Partner and COO (01/09/2026)
- RRE Ventures GP V, LLC: /s/ William D. Porteous, William D. Porteous, General Partner and COO (01/09/2026)
- James D. Robinson IV: /s/ James D. Robinson IV, James D. Robinson IV (01/09/2026)
- Stuart J. Ellman: /s/ Stuart J. Ellman, Stuart J. Ellman (01/09/2026)
- William D. Porteous: /s/ William D. Porteous, William D. Porteous (01/09/2026)
- Resolute I, L.P.: /s/ Michael Hirshland, Michael Hirshland, Managing Director (01/09/2026)
- Resolute GP I, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (01/09/2026)
- Resolute BB SPV, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (01/09/2026)
- Resolute BB II SPV, LLC: /s/ Michael Hirshland, Michael Hirshland, Managing Director (01/09/2026)
- Resolute GP II, LLC: /s/ Michael Hirshland, Michael Hirshland, Manager (01/09/2026)
- Michael Hirshland: /s/ Michael Hirshland, Michael Hirshland (01/09/2026)
- Raanan Bar-Cohen: /s/ Raanan Bar-Cohen, Raanan Bar-Cohen (01/09/2026)
- Founders Circle Capital II Opportunities Fund, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (01/09/2026)
- Founders Circle Management II Opportunities, LLC: /s/ Ken Loveless, Ken Loveless, Managing Member (01/09/2026)
- Founders Circle Capital II, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (01/09/2026)
- Founders Circle Capital II Affiliates Fund, L.P.: /s/ Ken Loveless, Ken Loveless, Managing Member (01/09/2026)
- Founders Circle Management II, LLC: /s/ Ken Loveless, Ken Loveless, Managing Member (01/09/2026)
- Michael Jung: /s/ Michael Jung, Michael Jung (01/09/2026)
- Ken Loveless: /s/ Ken Loveless, Ken Loveless (01/09/2026)
- Ironbound Partners Fund, LLC: /s/ Jonathan J. Ledecky, Jonathan J. Ledecky, Managing Member (01/09/2026)
- Jonathan J. Ledecky: /s/ Jonathan J. Ledecky, Jonathan J. Ledecky (01/09/2026)